By EDGAR Correspondence and Facsimile

March 11, 2011

Mr. John Cash

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Franklin Resources, Inc.
Form 10-K for the year ended September 30, 2010
Filed November 16, 2010
File No. 1-9318

Dear Mr. Cash:

We have received your letter dated February 17, 2011. Set forth below are each of the comments in your letter followed by our response. Where additions or changes to disclosures in future filings are included the revised language is provided in bold text.

Item 6. Selected Financial Data, page 38

1.	Comment:

We note that you have included operating cash flows in your disclosures. In order for investors to more fully understand your liquidity, please revise future filings to also include investing and financing cash flows. Refer to FRP 202.03.

Response:

In future Form 10-K filings, we will include investing and financing cash flows in our disclosures of Selected Financial Data in accordance with FRP 202.03.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

2.	Comment:

Please revise future annual and quarterly filings to include a more specific and comprehensive discussion of the factors that impacted your results. Your discussion should include, but not be limited to, addressing the following factors, where practicable:

•	Please provide a roll-forward of your assets under management by investment objective and include a discussion of significant changes.

•

We note you have included a discussion of changes in your effective investment management fee rate. Please revise future filings to quantify and discuss changes in your investment management fee rate by asset class.

•

We note you cite several factors that impact your operating revenues such as changes in investment management fees, assets under management and commissionable sales. Please include a more specific and comprehensive discussion of the underlying reasons for changes in these factors and quantify their impact on your results, where practicable.

•

We note you cite several factors that impact your expenses such as changes in distribution fees, merit salary adjustments and higher technology costs. Please include a more specific and comprehensive discussion of the underlying reasons for changes in these factors and quantify their [impact] on your results, where practicable. In regard to underwriting and distribution and compensation and benefits, please also quantify and discuss changes in these expenses as a percentage of the applicable revenues.

Response:

In future filings, we will include a more specific and comprehensive discussion of the factors that impacted our results. In regards to the specific factors you identified:

•	We will provide a roll-forward of our assets under management (“AUM”) by investment objective and a discussion of significant changes.

•

The impacts of changes in AUM mix by investment objective and sales region are the most significant factors affecting our effective investment management fee rate. Please note that on pages 41 and 42 of the Form 10-K we present details of AUM by investment objective and sales region for the last three years. We believe that these details along with the discussion of how changes in the AUM mix affect the effective investment management fee rate are sufficient for an investor’s understanding of the underlying reasons for the changes in the effective investment management fee rate.

•

In future filings we will include a more specific and comprehensive discussion of the changes in operating revenues resulting from changes in investment management fee rates, AUM and commissionable sales, and will quantify the impact on our results where practicable.

•

In our Form 10-Q for the quarter ended December 31, 2010, we changed the presentation of our condensed consolidated statements of income. We believe the revised presentation is more useful to readers of our financial statements and provides enhanced disclosure of our total sales, distribution and marketing expenses and additional transparency of our occupancy and information systems and technology expenses. In connection with the presentation changes we provided specific discussion of the cost drivers for sales, distribution and marketing expenses and the underlying reasons for their changes, and will continue to do so in future filings.

The majority of our compensation and benefits expense is not variable. The portion of our compensation and benefits expense that is variable is based on various factors, including the company’s financial performance and investment product performance and sales. As operating revenue is one of many factors impacting our variable compensation and does not directly impact our non-variable compensation and benefits, we do not believe that a discussion of compensation and benefits as a percentage of revenue would provide meaningful information. In addition, please note that our disclosure includes commentary regarding the fact that our compensation and benefits expense may increase or decrease at a different rate than our revenue. We believe that the discussion of the various factors impacting the significant components of our compensation and benefits expenses provides sufficient information regarding the underlying reasons for the changes. If variable compensation costs that are directly attributable to performance-based investment management fees become a significant component of our compensation and benefit costs, we will include a more comprehensive discussion in future filings.

Critical Accounting Policies, page 53

Fair Value Measurements, page 53

3.	Comment:

We note that assets under management are calculated for your sponsored investment products using fair value methods. Please revise future annual and quarterly filings to address the following:

•	Include a discussion of the potential risks and uncertainties associated with your fair value estimates and how they may impact your results.

•	Disclose the total dollar value or percentage of assets under management for which fair value is measured based on Level I, Level II, and Level III.

•	Include a sensitivity analysis that demonstrates the impact that changes in the fair value of your assets under management could have on your results.

Response:

In future filings, we will revise our disclosures to include a discussion of the potential risks and uncertainties associated with our AUM fair value estimates and how they may impact our results.

Substantially all of our AUM, which is not reflected in our consolidated financial statements, is valued based on observable market prices or inputs. We believe that the most relevant disclosure is related to AUM for which fair value is based on significant unobservable inputs, and will disclose this percentage in future filings. As of September 30, 2010, the assets for which valuations are based on significant unobservable inputs represent approximately 3.2% of our total AUM.

The impact that changes in the fair value of our AUM could have on our results cannot be readily quantified for purposes of a meaningful sensitivity analysis. In addition to the unpredictability of shareholder purchases and redemptions, there are many factors that impact our results due to the diversity of our product offerings and global operations, such as investment objective, geographic region, distribution channel and investment vehicle. For example, a simple 10% change across our AUM would not result in a straightforward 10% revenue change as equity funds cannot be expected to react to market changes in the same manner as a tax-free fixed-income fund. Furthermore, if there is no change in our AUM, our results would be impacted by any changes in the relative mix of AUM. Please note that our disclosures regarding changes in the effective fee rate include descriptions of how they vary with the mix of assets by investment objective and geographic region. Generally, investment management fees earned on global and international products are higher than fees earned on U.S. products. Similarly, investment management fees earned on equity products are generally higher than fees earned on fixed-income products. In addition to the details disclosed in our Form 10-K regarding AUM and investment management fee rates, we provide timely information to investors regarding our AUM by publishing the asset level by investment objective on a monthly basis.

In future filings, we will revise the disclosure in our critical accounting policies for revenues as follows:

“Assets under management is calculated for our sponsored investment products using fair value methods derived primarily from unadjusted quoted market prices, unadjusted independent third-party broker or dealer price quotes in active markets, or market prices or price quotes adjusted for observable price movements after the close of the primary market. The fair values of securities for which market prices are not readily available are internally valued using various methodologies which incorporate unobservable inputs as appropriate for each asset type. As of September 30, 2010, approximately 3.2% of total assets under management is valued based on significant unobservable inputs. The pricing of the securities held by our sponsored investment products is governed by a global valuation and pricing policy, which defines valuation and pricing conventions for each security type, including practices for responding to unexpected or unusual market events.

As substantially all of our assets under management is valued based on observable market prices or inputs, market risk is the most significant risk underlying the valuation of our assets under management. While recent economic conditions have increased market price volatility, the fair value of the majority of the securities held by the sponsored investment products continues to be derived from readily available market price quotations.”

In addition, in future filings we will add the following to our quantitative and qualitative disclosures about market risk:

“We are exposed to market risk through our investment management and distribution fees, which are generally calculated as a percentage of the market value of assets under management. Changes in equity market prices, interest rates, credit spreads, foreign exchange rates, or a combination of these factors could cause the value of assets under management to decline, which would result in lower investment management and distribution fees.”

Item 8. Financial Statements and Supplementary Data, page 64

Consolidated Statements of Stockholders’ Equity and Comprehensive Income, page 71

4.	Comment:

Please revise the title of your statement in future filings to reflect that it includes changes in redeemable noncontrolling interests.

Response:

In future Form 10-K filings, we will revise the title of the statement to be “Consolidated Statements of Equity and Comprehensive Income.” Additionally, in future Form 10-Q filings, we will revise the title of the “Stockholders’ Equity and Comprehensive Income” footnote to be “Equity and Comprehensive Income.”

Note 1 – Significant Accounting Policies, page 74

Noncontrolling Interests, page 80

5.	Comment:

With a view towards future disclosure, please help us understand the underlying nature of and reasons for the deconsolidation of certain sponsored investment products that are reflected in your statements of stockholders’ equity and, as a non-cash item, in your statements of cash flows.

Response:

Our investments in sponsored investment products include the initial cash investments made in the course of launching mutual fund and other investment product offerings. At product launch, we typically have a controlling financial interest and therefore consolidate the entity in accordance with ASC 810 Consolidation. As third-party investors subsequently invest in the sponsored investment product, our ownership percentage is diluted. We may also redeem all or a portion of our investment. When we no longer have a controlling financial interest, we deconsolidate the entity.

The net effects of consolidating and deconsolidating sponsored investment products include changes in noncontrolling interests, as reflected in our statements of stockholders’ equity, and in total assets and total liabilities, as reflected in our statements of cash flows as non-cash items.

In our Form 10-Q for the quarter ended December 31, 2010, we changed the non-cash items related to the net deconsolidation of sponsored investment products in the statements of cash flows to reflect the net reduction in noncontrolling interests, rather than in total assets and liabilities, in order to provide consistency between the statements of stockholders’ equity and the statements of cash flows.

In future Form 10-K filings, we will revise our “Consolidation” policy in our significant accounting policies footnote as follows:

“The consolidated financial statements include the accounts of Franklin and its subsidiaries and sponsored investment products in which it has a controlling financial interest. An entity generally is considered to have a controlling financial interest when it owns a majority of the voting interest in an entity. The Company also consolidates variable interest entities (“VIEs”) for which it is considered the primary beneficiary. All material intercompany accounts and transactions have been eliminated.”

Revenues, page 80

6.	Comment:

Please revise future filings to quantify the amount of revenue recognized from incentive income during each period presented or state such amounts are not material, if applicable.

Response:

In future filings, we will include in management’s discussion and analysis the amount of revenue recognized from incentive income during each period presented or state that such amounts are not material. For each of the years ended September 30, 2010, 2009 and 2008, total performance-based investment management fee revenue was less than 1% of total investment management fee revenue.

Note 14 – Commitments and Contingencies, page 100

7.	Comment:

We note your disclosures regarding certain pending legal proceeding[s], including your disclosure that you cannot predict with certainty the eventual outcome of the lawsuits you disclosed, nor whether they will have a material negative impact on the Company. For each of the lawsuits you have identified, please provide us, and include in future filings, a more specific and comprehensive discussion regarding why you cannot predict whether they may have a material negative impact on the Company and why you cannot determine the amount or range of reasonably possible additional losses. In this regard, please also tell us the amounts and timing of any accrued losses related to each matter.

Response:

The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit may have on the Company. Variables include, for example, whether the lawsuit asserts viable claims or novel legal theories to be presented to a court for determination as a threshold matter before the lawsuit can proceed; whether there are other parties or nonparties who may share in any ultimate liability; whether the plaintiff quantified the claimed damages, and whether the lawsuit has progressed sufficiently through key fact discovery and damages discovery to enable us to estimate the probability of loss and/or to quantify a possible loss or range of possible loss. We accrue for a loss when it is probable and we can reasonably estimate an amount.

The plaintiffs in the particular legal proceedings reported in our Form 10-K had not quantified the amount of damages claimed and/or had not progressed to damages discovery prior to the filing date of the Form 10-K.

Specifically, in the U.S. market timing actions, as of September 30, 2010, the parties had not progressed through the expert discovery phase on alleged damages and the Company was, by way of a motion for partial summary judgment, challenging one of the theories of liability asserted by the lead plaintiff in the consolidated class action (as to which lead plaintiff cross-moved for partial summary judgment). As reported in our Form 10-Q for the quarter ended December 31, 2010, the court has since granted the Company’s motion and denied lead plaintiff’s cross-motion. As also reported, the Company and lead plaintiff reached settlement-in-principle to resolve the consolidated class action on December 21, 2010. Under the settlement, the Company agreed to pay $2.75 million towards the cost of distributing to class members the settlement amounts lead plaintiff reached with other non-Company-related defendants in the action, with any unspent amount to be distributed to relevant Franklin Templeton Investments funds. An accrual for $2.75 million was recognized during the quarter ended December 31, 2010. The settlement is subject to certain conditions including court approval and the parties are in the process of drafting the settlement documentation.

The remaining U.S. market timing lawsuits reported in our Form 10-K are currently stayed pursuant to stipulation. In the case of the consolidated fund derivative action, plaintiffs have not quantified the alleged damages, the case has not progressed to expert damages discovery, and there is currently pending an appeal before the United States Court of Appeals for the Fourth Circuit in a parallel case against another fund complex concerning viable damages theories that would be relevant to the Company’s lawsuit. Finally, the parent derivative action has been stayed pursuant to stipulation since 2004, and has not progressed beyond filing of the complaint (i.e., there has been no motion practice and no discovery whatsoever). We are not able to estimate the probability of loss or quantify a possible loss or range of possible loss given the current posture of these lawsuits.

With respect to the Canadian market timing litigation, prior to reaching settlement-in-principle of those lawsuits, the lawsuits had only progressed to the first stage of putative class actions in Canada – motions for class certification. No fact or damages discovery was undertaken in those lawsuits and following the court’s ruling denying class certification in one of those lawsuits, and while the certification motion was pending in the second lawsuit, the Company and the plaintiffs in both lawsuits reached settlement-in-principle in July 2010. Pursuant to the settlement, the Company’s subsidiary, Franklin Templeton Investments Corp., agreed to pay CAD $5.0 million to be allocated to class counsel’s attorney fee awards, with the remaining amount to be distributed to relevant Franklin Templeton Investments funds. An accrual in the amount of USD $5.0 million was recognized with respect to these two cases during the quarter ended June 30, 2010. As reported in our Form 10-Q for the quarter ended December 31, 2010, the relevant courts have since approved the settlement. Distribution of the settlement monies to the relevant funds was completed on February 4, 2011. These matters are now resolved and the Company has no further loss contingencies related to this litigation.

The Smith lawsuit was dismissed at its earliest stage in response to the Company’s motion to dismiss the complaint (and later, the amended complaint) for failure to state a claim upon which relief could be granted. The plaintiff in that action has since filed a notice of appeal to the United States Court of Appeals for the Ninth Circuit seeking review of the lower court’s ruling. Thus, procedurally the case has not proceeded past the pleading stage and there has been no quantification of the alleged damages and no discovery undertaken, rendering us unable to estimate the reasonably possible loss or range of possible loss.

We will include in future filings a more specific and comprehensive discussion regarding why we cannot predict whether the identified lawsuits may have a material negative impact on the company and why we cannot determine the amount or range of reasonably possible additional losses.

8.	Comment:

We also note your subsequent disclosures that management is of the opinion that the ultimate resolution of certain matters will not materially affect the Company’s business, financial position or results of operations and management’s opinion, that an adequate accrual has been made as of September 30, 2010, to provide for any probable losses that may arise from the matters for which the Company can reasonably estimate an amount. Please tell us and clarify in future filings if these disclosures related to all the matters you have disclosed or if they relate to other matters not specifically disclosed.

Response:

The cited statement relates to other matters not required to be disclosed. In future filings, to the extent such a statement is included, the Company will clarify this.

Please note that while our responses above include examples of intended revisions for future filings, our actual future disclosures are subject to change based on the facts and circumstances at the time.

Franklin Resources, Inc. acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 650-312-2230 if you have any additional questions.

Sincerely,

/s/ Kenneth A. Lewis

Kenneth A. Lewis
Executive Vice President and Chief Financial Officer
Franklin Resources, Inc.